Filed Pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated October 8, 2012

Registration No. 333-183365

Final Term Sheet

October 12, 2012

Issuer:	Penn Virginia Corporation (the “Company”)

Common Stock Offering

Ticker:	PVA (The “New York Stock Exchange”)

Title of Securities:	Common stock, par value $0.01 per share (the “Common Stock”)

Issue Size:	8,000,000 shares of Common Stock; 9,200,000 shares if the underwriters exercise their over-allotment option in full

Offering Price:	$5.00 per share

Underwriting Discount:	$0.25 per share ($2,000,000 in the aggregate; $2,300,000 in the aggregate if the underwriters exercise their over-allotment option in full)

Net Proceeds:	The Company estimates that the net proceeds from the sale of the Common Stock will be approximately $37,750,000 ($43,450,000 if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated offering expenses.

Stabilization:	We have been advised by the underwriters that, prior to purchasing the Common Stock and the Convertible Perpetual Preferred Stock, Series A that are represented by depositary shares offered in the concurrent offering, each offered pursuant to the related prospectus supplements, on October 11, 2012, Credit Suisse Securities (USA) LLC purchased, on behalf of the syndicate, an aggregate of 291,129 shares of Common Stock at an average price of $5.00 per share in stabilizing transactions.

Trade Date:	October 12, 2012

Settlement Date:	October 17, 2012 (T+3)

Joint Book-Runners:	Credit Suisse Securities (USA) LLC; RBC Capital Markets, LLC; Wells Fargo Securities, LLC

Co-Managers:	Canaccord Genuity Inc.; Johnson Rice & Company L.L.C.; Howard Weil Incorporated

CUSIP:	707882 106

ISIN:	US707882106

Concurrent Convertible Preferred Stock Offering

Title of Securities:	Depositary shares each representing a 1/100th interest in a share of 6.00% Series A Convertible Preferred Stock (the “Depositary Shares”)

Issue Size:	1,000,000 Depositary Shares; 1,150,000 Depositary Shares if the underwriters exercise their over-allotment option in full

Liquidation Preference per Share:	$10,000.00 per share of Series A Convertible Preferred Stock (equivalent to $100.00 per Depositary Share)

Offering Price:	$100.00 per Depositary Share, plus accrued dividends, if any, from October 17, 2012.

Underwriting Discount:	$3.50 per Depositary Share ($3,500,000 in the aggregate; $4,025,000 in the aggregate if the underwriters exercise their over-allotment option in full)

Net Proceeds:	The Company estimates that the net proceeds from the sale of the Depositary Shares will be approximately $96,250,000 ($110,725,000 if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated offering expenses.

Trade Date:	October 12, 2012

Settlement Date:	October 17, 2012 (T+3)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2013

Dividend Record Dates:	Dividends will be payable to holders of record as they appear on the Company’s stock register on the January 1, April 1, July 1 and October 1 immediately preceding each dividend payment date.

Dividends:	6.00% per annum per share on the liquidation preference thereof of $10,000.00 per each share of Series A Convertible Preferred Stock per annum. Dividends will accrue and cumulate from the date of settlement and, to the extent that the Company is legally permitted to pay dividends and the Company’s board of directors, or an authorized committee of its board of directors, declares a dividend payable, the Company will pay dividends in cash, shares of common stock or a combination thereof, on each dividend payment date. The expected dividend payable on the first dividend payment date is $146.67 per share (equivalent to $1.4667 per Depositary Share) and on each subsequent dividend payment date is expected to be $150.00 per share (equivalent to $1.50 per Depositary Share).

Redemption:	None.

Conversion Rate:	1,666.67 shares of Common Stock for each share of Series A Convertible Preferred Stock (equivalent to 16.6667 shares of Common Stock for each Depositary Share), which represents a conversion price of approximately $6.00 per share.

Reference Price:	$5.00, which equals the price at which the Common Stock was initially offered to the public in the concurrent offering of the Common Stock.

Conversion Price:	The conversion price represents a premium of approximately 20.0% over the Reference Price.

Conversion at Option of Holder:	Holders of Series A Convertible Preferred Stock may elect to convert their Series A Convertible Preferred Stock into shares of Common Stock at the conversion rate at any time.

Mandatory Conversion:	On or after October 15, 2017, if the daily volume-weighted average price of common stock equals or exceeds 130% of the then-prevailing conversion price (the liquidation preference divided by the then-prevailing conversion rate) for at least 20 trading days within any period of 30 consecutive trading days (including the last day of such period), the Company may, at its option, cause shares of Series A Convertible Preferred Stock to be automatically converted into shares of its common stock at the then-applicable conversion rate, plus accumulated and unpaid dividends.

Conversion Upon Fundamental Change:	In connection with the occurrence of a fundamental change, the Company will permit conversion of its Series A Convertible Preferred Stock by the holders thereof during the period beginning on the effective date of the fundamental change and ending on the date that is 15 days after such effective date, with converting holders receiving, for each share of Series A Convertible Preferred Stock, the greater of (1) a number of shares of Common Stock equal to the then-applicable conversion rate, plus a make-whole premium, if any, and (2) a number of shares of Common Stock calculated by dividing the liquidation preference with the greater of (A) the average of the daily volume weighted average price of Common Stock on each of the ten consecutive trading days ending on the trading day immediately preceding the effective date of such fundamental change and (B) $1.67.

Make-Whole Premium for Conversion upon a Fundamental Change:	The following table sets forth the additional number of shares of Common Stock (or make-whole premium) for each share of Series A Convertible Preferred Stock so converted for each hypothetical stock price and effective date set forth below:

Stock Price on Effective Date

Effective Date	$5.00	$5.25	$5.50	$6.00	$6.75	$7.80	$9.00	$12.00	$15.00	$18.50	$22.50	$30.00
October 17, 2012	333.32	333.05	332.77	293.27	248.55	203.31	166.42	109.14	75.74	50.95	32.70	13.52
October 15, 2013	333.32	322.81	299.85	261.74	218.82	176.89	144.02	94.69	66.37	45.25	29.49	12.48
October 15, 2014	333.32	289.09	265.09	225.95	183.48	144.44	115.90	76.00	53.84	37.31	24.81	10.91
October 15, 2015	333.32	259.08	232.43	189.32	144.09	105.89	81.46	52.42	37.47	26.35	17.89	8.20
October 15, 2016	333.32	241.02	209.98	158.25	103.09	60.03	38.96	23.58	17.03	12.13	8.40	4.08
October 15, 2017 and thereafter	333.32	240.05	207.34	150.02	79.56	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective dates may not be set forth on the table, in which case: (a) if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the make-whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year; (b) if the stock price is in excess of $30.00 per share (subject to certain adjustments), then no make-whole premium amount will be paid; and (c) if the stock price is less than $5.00 per share (subject to certain adjustments), then no make-whole premium amount will be paid.

Joint Book-Runners:	Credit Suisse Securities (USA) LLC; RBC Capital Markets, LLC; Wells Fargo Securities, LLC

Co-Managers:	Capital One Southcoast, Inc.; Howard Weil Incorporated

CUSIP:	707882 205

Qualified Independent Underwriter:	Capital One Southcoast, Inc.

ISIN:	US7078822050

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse Securities (USA) LLC will arrange to send you the prospectus if you request it by calling toll-free 1(800) 221-1037.